Exhibit 99.1

MHG - Ordinary General Meeting held

The Ordinary General Meeting in Marine Harvest ASA was held on 22 May. All the proposals from the Board and the Nomination Committee were approved by the General Meeting, including the distribution of a NOK 5.00 dividend per share.
Attached please find an office translation of the protocol from the meeting

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Minutes from Ordinary General Meeting 22 May 2014
http://hugin.info/209/R/1788053/614158.pdf